August 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Notice of Disclosure Filed in Securities Exchange Act of 1934 (“Exchange Act”) Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act, as amended, notice is hereby provided that Floor & Decor Holdings, Inc. (“FND”) has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended June 27, 2019 (the “Quarterly Report”), which was filed with the U.S. Securities and Exchange Commission on August 1, 2019.  This disclosure can be found on page 26 of the Quarterly Report and is incorporated by reference herein.  FND has made such disclosure based on information provided by other companies that may be deemed to be under common control with FND, and not because of any conduct by FND.

Very truly yours,

FLOOR & DECOR HOLDINGS, INC.

By:	/s/ David V. Christopherson
Name:	David V. Christopherson
Title:	Executive Vice President, Secretary and General Counsel